Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the 2018 Equity Incentive Plan of Medifirst Solutions, Inc. of our audit report dated April 5, 2017, with respect to the consolidated balance sheets of Medifirst Solutions, Inc. as of December 31, 2016 and December 31, 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the periods then ended, appearing in the Annual Report on Form 10-K for the year ended December 31, 2016. Our report dated April 5, 2017, relating to aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/ Fruci & Associates II, PLLC

Fruci & Associates II, PLLC

January 26, 2018